FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Kirkland Lake Gold Inc.
95 Wellington Street West
Suite 1430
Toronto, Ontario
M5J 2N7

Item 2	Date of Material Change

September 29, 2016

Item 3	News Release

A joint news release was issued by Kirkland Lake Gold Inc. (“Kirkland Lake Gold”) and Newmarket Gold Inc. (“Newmarket”) on September 29, 2016, distributed through the services of Marketwired, and was subsequently filed on SEDAR.

Item 4	Summary of Material Change

On September 29, 2016, Kirkland Lake Gold and Newmarket announced that they had entered into a definitive agreement (the “Arrangement Agreement”) pursuant to which Kirkland Lake Gold and Newmarket will combine their business by way of a statutory plan of arrangement (the “Transaction”) under the Canada Business Corporations Act (the “CBCA”). At closing, each Kirkland Lake Gold common shares (each, a “KLG Share”) will be exchanged for 2.1053 Newmarket common shares (“NMI Shares”).

The combined company, to be renamed “Kirkland Lake Gold”, will trade on the Toronto Stock Exchange (the “TSX”). Concurrently with closing the Transaction, the combined company will undertake a 0.475 for 1 share consolidation subject to the approval of the Newmarket shareholders.

Item 5	Full Description of Material Change

On September 29, 2016, Kirkland Lake Gold and Newmarket announced that they had entered into a definitive agreement (the “Arrangement Agreement”) pursuant to which Kirkland Lake Gold and Newmarket will combine their business by way of a statutory plan of arrangement under the CBCA. At closing, each KLG Share will be exchanged for 2.1053 NMI Shares. Newmarket shareholders will continue to hold their existing NMI Shares. The combined company, to be renamed “Kirkland Lake Gold”, will trade on the TSX. Concurrently with closing the Transaction, the combined company will undertake a 0.475 for 1 share consolidation, subject to the approval of the Newmarket shareholders.

Upon completion of the Transaction, existing Kirkland Lake Gold and Newmarket shareholders will own approximately 57% and 43%, respectively, of the combined company on a fully-diluted in-the-money basis.

Kirkland Lake Gold appointed a special committee of independent directors to consider and make a recommendation with respect to the Transaction. The Transaction has been unanimously recommended by the special committee to the Board and the Arrangement Agreement has been unanimously approved by the Board of Directors of Kirkland Lake Gold, with the exception of Eric Sprott who did not participate in the board meetings or vote with respect to the Transaction. The Arrangement Agreement has also been unanimously approved by the Board of Directors of Newmarket. Both Boards of Directors recommend that their respective shareholders vote in favor of the Transaction. Each of the special committee, the Board of Directors of Kirkland Lake Gold and the Board of Directors of Newmarket have received a fairness opinion from their respective financial advisors.

For Kirkland Lake Gold, the Transaction will require approval by 66 2/3 percent of the votes cast by its shareholders as well as the approval of a simple majority of disinterested shareholders voting at a special shareholders meeting, excluding 7,851,119 KGI shares held by Eric Sprott, Chairman of the Board of Kirkland Lake Gold pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

The Transaction will require the approval of a simple majority of the shareholders of Newmarket as well as the approval of 66 2/3 percent of the votes cast by Newmarket shareholders to effect the name change and share consolidation.

Officers and directors of Kirkland Lake Gold, who together control approximately 6.8% of the outstanding KLG Shares, have entered into voting support agreements pursuant to which they will vote their KLG Shares in favor of the Transaction. Officers, directors and certain principal shareholders of Newmarket, who together control approximately 20% of the outstanding NMI Shares, have entered into voting support agreements pursuant to which they will vote their NMI Shares in favor of the Transaction. In addition to shareholder and court approvals, the Transaction is subject to applicable regulatory approvals including TSX approval and the satisfaction of certain other closing conditions customary in transactions of this nature.

The Arrangement Agreement includes customary provisions, including non-solicitation provisions, a right to match any superior proposal, a C$55.0 million termination fee payable to Newmarket under certain circumstances and a C$42.5 million termination fee payable to Kirkland Lake Gold under certain circumstances.

The board of directors of the combined company will be comprised of the following individuals:

Eric Sprott	Chairman of the Board
Tony Makuch	President & Chief Executive Officer
Barry Olson	Independent
Pamela Klessig	Independent
Jeffrey Parr	Independent
Ray Threlkeld	Independent, Former Newmarket member
Maryse Belanger	Independent, Former Newmarket member
Jon Gill	New independent member
Arnold Klassen	New independent member

The foregoing description of the Transaction and the Arrangement Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement. A copy of the Arrangement Agreement is available under Kirkland Lake Gold’s SEDAR profile on www.sedar.com.

Full details of the Transaction will be included in the management information circular of Kirkland Lake Gold, which is expect to be mailed to shareholders in October 2016. The shareholder meetings of Kirkland Lake Gold and Newmarket and the closing of the Transaction will take place in the fourth quarter of 2016.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7	Omitted Information

Not Applicable

Item 8	Executive Officer

Tony Makuch
President and Chief Executive Officer

(416) 840-7884

Item 9	Date of Report

October 3, 2016

Cautionary Note Regarding Forward-Looking Information

This material change report contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and include information regarding: (i) expectations regarding whether the proposed Transaction will be consummated, including whether conditions to the consummation of the Transaction will be satisfied, or the timing for completing the Transaction, (ii) expectations for the effects of the Transaction or the ability of the combined company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, (iii) the potential benefits and synergies of the Transaction and (iv) expectations for other economic, business, and/or competitive factors.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect management’s expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability to consummate the Transaction; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the Transaction on the proposed terms and schedule; the ability of Kirkland Lake Gold and Newmarket to successfully integrate their respective operations and employees; the potential impact of the announcement or consummation of the Transaction on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the Transaction; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation; and the diversion of management time on the Transaction. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold with the Canadian securities regulators, including Kirkland Lake Gold’s annual information form, financial statements and related MD&A for the financial year ended December 31, 2015 and its interim financial reports and related MD&A for the period ended June 30, 2016 which are available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.